UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2012

        Golar LNG Partners LP
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Partners LP dated November 28, 2012.

Exhibit 99.1

EARNINGS RELEASE - INTERIM RESULTS FOR THE

PERIOD ENDED SEPTEMBER 30, 2012

Highlights

•	Golar LNG Partners reports net income attributable to unit holders of $26.8 million and operating income of $43.5 million for the third quarter of 2012
•	Generated distributable cash flow of $25.2 million for the third quarter of 2012
•	Dividend increased to $0.475 per unit for the third quarter of 2012
•	Completed first follow-on offering raising net proceeds of approximately $223 million
•	Fleet expansion through acquisition of the companies that own and operate the Floating Regasification and Storage Unit ("FSRU") Nusantara Regas Satu ("NR Satu")
•	Issued NOK 1,300 million bonds in the Norwegian market (approximately $227 million)

Subsequent events

•	Completed second follow-on equity offering raising total net proceeds of approximately $181 million
•	Completion of acquisition of interests in the companies that own and operate the LNG carrier Golar Grand ("Grand")
•	Golar Partners repays its $222 million vendor loan from Golar LNG Limited in respect of the Golar Freeze acquisition

Financial Results Overview

Golar LNG Partners LP (“Golar Partners” or the “Partnership”) reports net income attributable to unit holders of $26.8 million and operating income of $43.5 million for the third quarter of 2012, as compared to net income attributable to unit holders of $12.2 million and operating profit of $31.8 million for the third quarter of 20111.

As required by US GAAP, following the acquisition of the FSRU, the NR Satu from Golar LNG Limited ("Golar" or "Golar LNG"), the results for the third quarter of 2012 and comparative numbers for the third quarter of 2011 assume that the NR Satu was wholly owned by the Partnership for the entire period that the vessel has been under the common control of Golar. These results therefore include the historical carved out results of the NR Satu.

1Following the acquisition of the NR Satu and the Golar Freeze from Golar, the comparative results for the third quarter of 2011 assume that the NR Satu and the Golar Freeze were wholly owned by the Partnership for the entire period that the vessel has been under the common control of Golar.

There was a significant improvement in operating results for the third quarter of 2012 compared to the same period in 2011 due largely to the contribution of NR Satu. This is because the NR Satu was undergoing its conversion to an FSRU during the third quarter of 2011 resulting in a loss of $2.2 million for the period. All vessels operated well throughout the quarter with 100 per cent utilization. The Golar Spirit is expected to commence its first drydock as an FSRU, as planned, in early December for a total period, including transit, of approximately seven weeks.

Net interest expenses increased to $9.9 million for the third quarter of 2012 compared to $2.7 million for the same period in 2011. This is principally due to additional interest cost associated with the vendor loans from Golar in respect of the acquisitions of the Golar Freeze and NR Satu. The vendor loan in respect of the Golar Freeze acquisition was repaid following the conclusion of the Partnership's bond offering in September 20122.

Other financial items loss for the third quarter of 2012 of $0.8 million compares favourably to a loss of $14.6 million for the third quarter of 2011. The variance mainly relates to the changes in non-cash mark-to-market valuations of financial derivative instruments, principally interest rate swaps that are hedges against future interest rate movements.

The Partnership's Distributable Cash Flow3 for the third quarter of 2012 was $25.2 million as compared to $20.2 million in the second quarter of 2012. This improvement is mainly due to contribution from NR Satu following its acquisition in July 2012.

Golar Partners declared an increased dividend for the third quarter of $0.475 per unit, representing a 8.0% increase from the second quarter of 2012. The dividend was paid on November 15, 2012.

Follow-on Equity Offerings

In July 2012, the Partnership closed its first follow offering selling a total of 6,325,000 common units to the public, representing limited partner interests, including the Underwriters' over-allotment option, at a price of $30.95 per common unit. Golar GP LLC maintained its 2% general partner interest by contributing a further $4.6 million. The Partnership also closed a private placement of 969,305 common units to Golar at a price of $30.95 per common unit. The Partnership's total combined net proceeds amounted to approximately $223 million.

In November 2012, the Partnership completed its second follow-on equity offering selling a total of 4,300,000 common units, representing limited partner interests, at a price of $30.50 per common unit. In addition, Golar GP LLC, the Partnership's general partner, contributed approximately $3.6 million to the Partnership to maintain its 2.0% general partner interest in the Partnership. Simultaneously, the Partnership also closed a private placement of 1,524,590 common units to Golar at a price of $30.50 per common unit. The Partnership's total combined net proceeds amounted to approximately $181 million.

2Proceeds from the bond issuance were received in October 2012.
3Distributable cash flow is a non-GAAP financial measure used by investors to measure the performance of master limited partnerships. Please see Appendix A for a reconciliation to the most directly comparable GAAP financial measure.

Acquisition of Floating Storage and Regasification Unit Nusantara Regas Satu

In July 2012, the Partnership completed its acquisition of interests in the companies that own and operate the FSRU NR Satu from Golar for a purchase price of $385 million (excluding purchase price adjustments). The vessel is under a long-term charter with an initial term expiring at the end of 2022. The FSRU is expected to contribute annual net cash from operations (before deduction of interest cost) of between $42 million-$44 million during the initial term of its charter. The Partnership financed the acquisition of NR Satu with the $223 million in total net proceeds of its July equity offering, cash on hand of $7 million and vendor financing from Golar in the amount of $155 million. The Partnership expects to refinance the loan from Golar with a bank financing shortly.

Bond issuance for NOK 1,300 million

In September 2012, the Partnership successfully completed the issuance of a NOK 1,300 million bond in the Norwegian bond market with maturity expected to be on 12 October 2017. The aggregate net principal amount of the bonds is equivalent to approximately USD 227 million and has been swapped to US dollars, with a fixed interest rate of 6.485%. Golar Partners will apply to list the bonds on the Oslo Stock Exchange.

Subsequent to the issuance of the bonds, in October 2012, the Partnership used some of the net proceeds to repay the vendor loan from Golar of $222.3 million in respect of the Golar Freeze acquisition.

Acquisition of Golar Grand

In November 2012, the Partnership completed the acquisition of interests in the companies that own and operate the LNG carrier Golar Grand for a purchase price of $265 million. In connection with the acquisition, the Partnership assumed a $90 million finance lease liability (net of restricted cash) in respect of the Golar Grand with the balance of the purchase price funded using the proceeds of its recent equity offering. The Golar Grand is on a three year charter to Methane Services Limited, a wholly owned subsidiary of BG Group. The Methane Services Limited have an option to extend the charter term for an additional three years. In the event this option is not exercised Golar and the Partnership have entered into an Option Agreement pursuant to which the Partnership has the right to cause Golar LNG to charter the vessel from March 2015 until October 2017. The Partnership estimates that the Golar Grand acquisition will give rise to annual revenues between $42 million and $44 million and annual net cash from operations (before the deduction of interest costs) between $36 million and $38 million during the term of its charter with Methane Services Limited.

Financing and Liquidity

As of September 30, 2012 the Partnership had cash and cash equivalents of $48.0 million and undrawn revolving credit facilities of $40 million. Total debt and capital lease obligations net of restricted cash was $845.6 million as of September 30, 2012.

Based on the above debt amount and annualized3 third quarter 2012 adjusted EBITDA4 Golar Partners has a debt to adjusted EBITDA multiple of 3.8 times.

3Annualized means the figure for the quarter multiplied by 4.
4Adjusted EBITDA: Earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization. Adjusted EBITDA is a non-GAAP financial measure used by investors to measure our performance. Please see Appendix A for a reconciliation to the most directly comparable GAAP financial measure.

As of September 30, 2012, Golar Partners had interest rate swaps with a notional outstanding value of $448.3 million representing approximately 95.7% of senior bank debt and capital lease obligations, net of restricted cash. The average fixed interest rate of these swaps is approximately 2.75%. Average bank margins paid on outstanding bank debt in addition to the interest rate are approximately 1.5%. The fixed rate of interest paid on the $222.3 million (subsequently repaid on October 12, 2012) and the $155 million Golar LNG loans is 6.75%.

Outlook

The acquisitions of NR Satu and Golar Grand represent the Partnership's second and third accretive acquisitions. As a result of the NR Satu acquisition, Golar Partners' increased quarterly distributions from $0.43 per unit to $0.475 per unit, or 10.5%. Following the recent acquisition of the Golar Grand, the Partnership's management have recommended to the Board an increase in the Partnership's quarterly cash distribution of between $0.0225 and $0.0275. If approved this would result in a new quarterly distribution of between $0.4975 and $0.5025, which would represent an increase in the Partnership's unit distribution of between 29.2% and 30.5% since its initial public offering in April 2011. Any such distribution increase is subject to the approval by the Board and the absence of any material adverse developments or potentially attractive opportunities that would make such an increase inadvisable.

Following the acquisition of NR Satu and Golar Grand, the Partnership's contracted revenue backlog stands at approximately $2.6 billion and its average contract term is approximately 8.2 years.

Fourth quarter results will be positively impacted by the acquisition of the Golar Grand but will also reflect offhire related to the Golar Spirit drydock from early December for a period of approximately 7 weeks.

The Board is pleased to have concluded the acquisition of the Golar Grand, which represents the Partnership's first acquisition for which it did not have an option to acquire at IPO. The transaction demonstrates the strong incentive of both the Partnership and Golar to pursue further drop-down transactions.

LNG production capacity is expected to grow by in excess of 6% a year through to 2017 and at a likely faster rate to the end of the decade. Golar has two further modern LNG carriers that are due for re-contracting within the next five months and a fleet of eleven newbuild LNG carriers and two FSRU's with delivery dates commencing from the second half of 2013. With strong market fundamentals and the fleet of potential drop down vessels that Golar owns, the Board remains optimistic that Golar Partners can continue its high growth rate and thereby continue to increase distributions over the long-term.

November 28, 2012
Golar LNG Partners L.P.
Hamilton, Bermuda.

Questions should be directed to:
C/o Golar Management Ltd - +44 207 063 7900
Brian Tienzo or Graham Robjohns

Golar LNG Partners LP

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF INCOME

	2012 [1]	2011 [1]	2012 [1]	2012 [1]	2011 [1]	2011 [1]
	Jul-Sep	Jul-Sep	Apr-Jun	Jan-Sep	Jan-Sep	Jan-Dec
(in thousands)

Total operating revenues	$68,628	$51,776	$60,273	$179,689	$152,327	$203,725
Vessel operating expenses	9,806	8,285	9,314	28,986	26,669	34,825
Voyage costs	1,038	35	751	1,824	195	139
Administrative expenses	1,421	1,711	2,150	4,876	5,407	6,666
Depreciation and amortization	12,845	9,987	10,923	33,625	31,009	41,065
Total operating expenses	25,110	20,018	23,138	69,311	63,280	82,695
Operating income	43,518	31,758	37,135	110,378	89,047	121,030
Financial income (expenses)
Interest income	393	386	456	1,318	1,038	1,549
Interest expense	(10,285)	(3,093)	(8,509)	(25,834)	(11,096)	(18,058)
Other financial items	(753)	(14,551)	(2,443)	(4,298)	(16,845)	(17,315)
Net financial expenses	(10,645)	(17,258)	(10,496)	(28,814)	(26,903)	(33,824)
Income before tax and non-controlling
	32,873	14,500	26,639	81,564	62,144	87,206
interests
Tax	(3,292)	226	(1,557)	(4,838)	541	113
Net income	29,581	14,726	25,082	76,726	62,685	87,319
Net income attributable to non-controlling
interests	(2,760)	(2,539)	(2,504)	(7,735)	(7,424)	(9,863)
Net income attributable to Golar LNG
Partners LP Owners	$26,821	$12,187	$22,578	$68,991	$55,261	$77,456

(1) Results for the NR Satu and the Golar Freeze for the periods prior to their acquisition by the Partnership (on July 19, 2012 and October 19, 2011, respectively) when they were owned and operated by Golar have been combined with the previously published results of the Partnership and are included in the results of all periods presented. These results are referred to as the Dropdown Predecessor.

Golar LNG Partners LP

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT BALANCE SHEETS

	At September 30,	At December 31,
	2012 [1]	2011 [1]
(in thousands)

ASSETS
Short-term
Cash and cash equivalents	47,979	46,169
Restricted cash and short-term investments	33,617	24,512
Other current assets	6,665	3,569
Amounts due from related parties	4,364	3,043
Total Short-term Assets	92,625	77,293
Long-term
Restricted cash	144,401	140,262
Vessels and vessels under capital leases, net	1,083,515	1,033,194
Other long term assets	8,177	5,563
Total Assets	$1,328,718	$1,256,312

LIABILITIES AND EQUITY
Short-term
Current portion of long-term debt	60,363	49,906
Current portion of obligations under capital leases	3,161	3,240
Other current liabilities	82,357	77,694
Amounts due to related parties	4,488	–
Total Short-term Liabilities	150,369	130,840
Long-term
Long-term debt	309,445	350,668
Long-term debt due to related parties	377,310	222,310
Obligations under capital leases	273,365	264,840
Other long-term liabilities	18,686	27,599
Total Liabilities	1,129,175	996,257

Equity
Owners' and Dropdown Predecessor equity	–	170,091
Total Partners' capital	135,270	32,069
Accumulated other comprehensive loss	(5,197)	(5,039)
Non-controlling interest	69,470	62,934

Total liabilities and equity	$1,328,718	$1,256,312

Golar LNG Partners LP

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF CASHFLOWS

(in thousands)	2012	2011
	Jan-Sep[1]	Jan-Sep[1]

OPERATING ACTIVITIES
Net income	76,726	62,685
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	33,625	31,009
Amortization of deferred tax benefit on intragroup transfers	(912)	(1,907)
Amortization of deferred charges	655	629
Drydocking expenditure	(7,000)	(5,060)
Trade accounts receivable	(2,010)	530
Inventories	327	1,432
Prepaid expenses, accrued income and other assets	(3,838)	(2,299)
Amount due to/ from related companies	3,167	18,514
Trade accounts payable	1,810	415
Accrued expenses and deferred income	9,318	1,098
Unrealized foreign exchange losses	5,061	1,233
Interest element included in obligations under capital leases	273	628
Other current liabilities	(14,156)	8,782
Net cash provided by operating activities	103,046	117,689

INVESTING ACTIVITIES
Additions to vessels and equipment	(77,414)	(58,846)
Restricted cash and short-term investments	(7,447)	(4,949)
Net cash used in investing activities	(84,861)	(63,795)

FINANCING ACTIVITIES
Proceeds from long-term debt	155,000	–
Repayments of obligations under capital leases	(2,685)	(2,670)
Repayments of long-term debt	(30,766)	(40,849)
Non-controlling interest dividend	(1,199)	(1,700)
Cash distributions paid	(55,112)	(30,162)
Financing costs paid	(844)	(856)
Distribution to Golar LNG for acquisition of NR Satu	(386,890)	–
Proceeds from issuance of equity	221,746	–
Contributions from (Dropdown Predecessor) owner's funding	84,375	35,154
Net cash used in financing activities	(16,375)	(41,083)

Net increase in cash and cash equivalents	1,810	12,811
Cash and cash equivalents at beginning of period	46,169	51,172
Cash and cash equivalents at end of period	$47,979	$63,983

(1)	Cash flows relating to the NR Satu and the Golar Freeze for the periods prior to their acquisition by the Partnership (on July 19, 2012 and October 19, 2011, respectively) when they were owned and operated by Golar have been combined with the previously published cash flows of the Partnership. These cash flows are referred to as the Dropdown Predecessor.

(2)	On April 13, 2011, the Partnership completed its initial public offering (“IPO”). Prior to April 13, 2011, the results of operations, cash flows and balance sheet have been carved out of the consolidated financial statements of Golar LNG Limited and therefore are presented on a combined carve-out basis. The combined entity’s historical combined financial statements include assets, liabilities, revenues, expenses and cash flows directly attributable to the Partnership's interests in four vessels, the Golar Mazo, the Methane Princess, the Golar Spirit and the Golar Winter (“Initial Fleet”). Accordingly, the historical combined carve-out interim financial statements prior to April 13, 2011 reflect allocations of certain administrative and other expenses, including share options and pension costs, mark-to-market valuations of interest rate and foreign currency swap derivatives. The basis for the allocations are described in note 2 of the audited consolidated and combined carve-out financial statements for the year ended December 31, 2011 contained in the 20-F filed by Golar Partners with the U.S. Securities and Exchange Commission. These allocated costs have been accounted for as an equity contribution in the combined balance sheets.
(3)	Subsequent to the IPO in April 2011, the Partnership acquired from Golar LNG Limited, 100% interests in subsidiaries which own and operate the FSRUs, the Golar Freeze and the NR Satu on October 19, 2011 and July 19, 2012, respectively. These transactions are deemed also to be a reorganization of entities under common control. As a result, the Partnership's financial statements have been retroactively adjusted for all periods to include the results, cash flows and net assets of the Golar Freeze and the NR Satu, herein referred to as the “Dropdown Predecessor” during the periods under common control of Golar LNG Limited. The basis is similar to the carve out of the initial fleet as described above using a historical combined carve-out basis.

APPENDIX A - RECONCILATION OF NON-GAAP FINANCIAL MEASURES

Distributable Cash Flow ("DCF")

Distributable cash flow represents net income adjusted for depreciation and amortization, unrealized gains and losses from derivatives, unrealized foreign exchange gains and losses, other non-cash items, maintenance and replacement capital expenditures and Dropdown Predecessor's net income before depreciation and amortization. Maintenance and replacement capital expenditures, including expenditure on drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, Golar Partners capital assets. Distributable cash flow is a quantitative standard used by investors in publicly-traded partnerships to assist in evaluating a partnership's ability to make quarterly cash distributions. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Golar Partner's performance calculated in accordance with GAAP. The table below reconciles distributable cash flow to net income, the most directly comparable GAAP measure.

	Three months	Three months
	ended	ended
	September 30, 2012	June 30, 2012
(in thousands)

Net income	$29,581	$25,082
Add:
Depreciation and amortization (excluding Dropdown Predecessor prior to acquisition)	12,047	8,884
Unrealized loss/(gain) from interest rate derivatives	685	1,125
Unrealized net loss/(gain) from foreign exchange and related foreign currency derivatives	(1,545)	(318)

Less:

Net (income)/loss attributable to Dropdown Predecessor	(1,462)	(2,749)
Estimated maintenance and replacement capital expenditures (including drydocking
reserve)	(10,518)	(8,664)
Non-controlling interest's share of DCF before maintenance and replacement capital
expenditure	(3,628)	(3,123)

Distributable cash flow	$25,160	$20,237

Adjusted EBITDA

Adjusted EBITDA refers to earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization. Adjusted EBITDA is a non-GAAP financial measure used by investors to measure our performance.

The Partnership believes that adjusted EBITDA assists its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes and depreciation and amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including adjusted EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership's ongoing financial and operational strength in assessing whether to continue to hold common units. Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Golar Partners' performance calculated in accordance with GAAP. The table below reconciles Adjusted EBITDA to net income, the most directly comparable GAAP measure.

Back to Contents

	Three months ended
	September 30,

	2012	2011
(in thousands)

Net income	$29,581	$14,726
Depreciation and amortization	12,845	9,987
Interest income	(393)	(386)
Interest expense	10,285	3,093
Other financial items	753	14,551
Taxes	3,292	(226)

Adjusted EBITDA	$56,363	$41,745

Annualized adjusted EBITDA	$225,452	$166,980

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and Golar Partners operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe", "anticipate", "expect", "estimate", "project", "will be", "will continue", "will likely result", "plan","intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar Partners control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•	statements about FSRU and LNG market trends, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of FSRUs and LNG carriers;
•	statements about Golar Partners and Golar LNG's ability to retrofit vessels as FSRUs and the timing of the delivery and acceptance of any such retrofitted vessels;
•	Golar Partners ability to increase distributions and the amount of any such increase;
•	The contributions to Golar Partners' operating results of the vessels, NR Satu, which we acquired from Golar in July 2012, and the Golar Grand in November 2012;
•	Golar Partners ability to integrate and realize the expected benefits from acquisitions, including the acquisition of the NR Satu and the Golar Grand;
•	Golar Partners anticipated growth strategies;
•	the effect of the worldwide economic slowdown;
•	turmoil in the global financial markets;
•	fluctuations in currencies and interest rates;
•	general market conditions, including fluctuations in charter hire rates and vessel values;
•	changes in Golar Partners operating expenses, including drydocking and insurance costs and bunker prices;
•	forecasts of Golar Partners ability to make cash distributions on the units or any increases in cash distributions;
•	Golar Partners future financial condition or results of operations and future revenues and expenses;
•	the repayment of debt and settling of interest rate swaps;
•	Golar Partners ability to make additional borrowings and to access debt and equity markets;
•	planned capital expenditures and availability of capital resources to fund capital expenditures;
•	the exercise of purchase options by the Partnerships charterers;
•	Golar Partners ability to maintain long-term relationships with major LNG traders;
•	Golar Partners ability to leverage Golar LNG's relationships and reputation in the shipping industry;
•	Golar Partners ability to purchase vessels from Golar LNG in the future;
•	Golar Partners continued ability to enter into long-term time charters, including charters for floating storage and regasification projects;
•	Golar Partners ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;
•	timely purchases and deliveries of newbuilding vessels;
•	future purchase prices of newbuildings and secondhand vessels;
•	Golar Partners ability to compete successfully for future chartering and newbuilding opportunities;
•	acceptance of a vessel by its charterer;
•	termination dates and extensions of charters;

•	the expected cost of, and Golar Partners ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to Golar Partners business;
•	availability of skilled labor, vessel crews and management;
•	Golar Partners general and administrative expenses and its fees and expenses payable under the fleet management agreements and the management and administrative services agreement;
•	the anticipated taxation of Golar Partners and distributions to Golar Partners unitholders;
•	estimated future maintenance and replacement capital expenditures;
•	Golar Partners ability to retain key employees;
•	customers' increasing emphasis on environmental and safety concerns;
•	potential liability from any pending or future litigation;
•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
•	future sales of Golar Partners securities in the public market;
•	Golar Partners business strategy and other plans and objectives for future operations; and
•	other factors listed from time to time in the reports and other documents that Golar Partners file with the U.S. Securities and Exchange Commission.

All forward-looking statements included in this release are made only as of the date of this release on. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, Golar Partners cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. Golar Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Golar Partners expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Partners LP (Registrant)

Date: November 28, 2012	By:	/s/ Graham Robjohns Graham Robjohns Principal Financial Officer